SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PETER BELLEW TO JOIN RYANAIR AS CHIEF OPERATIONS OFFICER

Ryanair today (17 Oct) announced that Peter Bellew would re-join Ryanair as Chief Operations Officer. Mr. Bellew who is currently the CEO of Malaysia Airlines will take over responsibility for all Ryanair's flight operations, ground operations and engineering but with a specific responsibility for pilot production, training and career development with a mission to ensure that the pilot rostering failure which Ryanair suffered in early September will never be repeated.

Mr. Bellew, who previously worked in Ryanair until 2014, latterly as Director Flight Operations, will join the Ryanair team in Dublin from Friday 1st December next.

Ryanair's Michael O'Leary said:

"We are pleased to welcome Peter back to Ryanair. Having worked previously in a senior role in our Operations team, Peter has an unrivalled knowledge of our business model and how we maintain controlled growth, with industry leading punctuality, for the benefit of our customers and our people. Peter will lead a significant transformation in the way we reward and interact with our pilots, improve their working environment and career development over the coming years as we grow the fleet to some 600 aircraft and expand our traffic, at lower fares, to 200m customers p.a."

Peter Bellew said:

"I am excited to return home to Ryanair and take up the challenge to grow the operation sustainably. I look forward to working with all the team and all the crews I know so well to further develop our growth to 600 aircraft over the next 6 years."

ENDS

For further information

please contact:
Robin Kiely
 Piaras Kelly

Ryanair Ltd                                                          Edelman Ireland
Tel: +353-1-9451949                                            Tel: +353-1-6789 333
press@ryanair.com                                               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 October, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary